Exhibit 10.17	EXECUTION COPY

R.R. DONNELLEY & SONS COMPANY

77 W. Wacker Drive

Chicago, IL 60601-1696

Effective as of November 8, 2003

Mr. Mark A. Angelson

[ADDRESS]

Dear Mr. Angelson:

I am writing this letter on behalf of the Board of Directors (the “Board”) of R.R. Donnelley & Sons Company, a Delaware corporation (the “Company”), to confirm the terms and conditions of your employment with the Company to commence immediately following the consummation of the transaction contemplated by the Combination Agreement, dated as of November 8, 2003 (the “Combination Agreement”), between the Company and Moore Wallace Incorporated, a corporation continued under the laws of Canada (“MWI”), (the “Effective Date”). In the event that such transaction does not occur by June 30, 2004, or if the Combination Agreement shall have been terminated in accordance with its terms, or shall have been abandoned by mutual agreement of the parties thereto, this Letter Agreement shall be rendered void and without effect, and neither you nor the Company shall have any duty or obligation to the other hereunder. This Letter Agreement amends and restates in its entirety the original letter agreement between you and the Company dated as of November 8, 2003 (the “Previous Letter Agreement”) and the Previous Letter Agreement is hereby terminated and of no further force and effect.

1. Term of Employment Your employment will commence upon the Effective Date and, subject to termination as provided in Section 15, shall end on the third anniversary of the Effective Date; provided that on the second anniversary of the Effective Date and each subsequent anniversary of the Effective Date occurring prior to your attaining the age of 64, the term of your employment will automatically be extended by an additional year unless the Company or you give the other party written notice prior to the applicable anniversary of the Effective Date, that the term does not so extend or you do not want the term to be so extended. Such employment period, as it may be extended, shall hereinafter be referred to as the “Term.”

2. Title and Duties.

(a) Position. During the Term, you will serve as Chief Executive Officer of the Company and will have such duties and responsibilities and power and authority as those normally associated with such position in public companies of a similar stature, plus any additional duties, responsibilities and/or power and authority assigned to you by the Board which are consistent with your position. You shall report solely and directly to the Board and all other executives shall report to you or your delegatees, except and to the extent required by applicable law.

(b) Board and Committees. During the Term, the Company shall use its best efforts to cause you to be nominated for election to the Board. In the event of any termination of your employment, you agree to offer to resign as an officer and director of the Company and of each of its subsidiaries and affiliates for which you serve as an officer or director.

(c) Outside Interests. Nothing contained herein shall preclude you from (i) with the prior approval of the Board, which approval shall not unreasonably be withheld, serving on the board of directors of any business corporation; (ii) serving on the board of, or working for any charitable or community organization or engaging in charitable or community activities, or (iii) pursuing your personal, financial and legal affairs, so long as the foregoing activities, individually or collectively, do not materially interfere with the performance of your duties hereunder and do not violate the provisions of Section 18(b) hereof.

3. Base Salary. During the Term, the Company will pay you a minimum base salary at the annual rate of $1,000,000, subject to increase from time to time (the “Base Salary”). The Base Salary will be payable in accordance with the Company’s payroll practices. The Human Resources Committee (the “Committee”) of the Board will review your Base Salary annually and may, in its sole discretion, increase (but not decrease) the Base Salary based on your performance, the Company’s performance, the salaries paid to other employees of the Company and such other factors, such as competitive practices, as it deems appropriate.

4. Bonus. During the Term, you will be eligible to receive an annual bonus (the “Annual Bonus”) pursuant to the Company’s Senior Management Annual Incentive Plan or successor plan, with a target bonus opportunity of one hundred fifty percent (150%) of Base Salary (the “Target Bonus”) and a maximum bonus opportunity of one hundred and fifty percent (150%) of Target Bonus; provided, however, that your minimum Annual Bonus with respect to 2004 will be twice your Base Salary, less any amounts paid to you pursuant to any MWI annual bonus plans with respect to any portion of 2004. The performance objectives for your Annual Bonus with respect to each calendar year after 2004 will be determined by the Committee, in consultation with you, as promptly as practicable, but not later than March 15, of each such calendar year.

5. Initial Stock Option Grant.

(a) Terms of Grant. On the Effective Date, you will be granted a stock option (the “Initial Option”) pursuant to the Company’s 2000 Stock Incentive Plan as adopted by the Board of Directors on January 27, 2000 or any successor plan (the “Stock Incentive Plan”) to purchase 1,000,000 shares of the Company’s common stock at an exercise price equal to the fair market value of the stock on the Effective Date. The Initial Option will vest in equal installments over a four year period in accordance with the Stock Incentive Plan as long as you are still employed by the Company on each such date. Any portion of the Initial Option that is not fully vested will become fully vested upon the occurrence of a Change of Control (as defined in the Stock Incentive Plan in effect as of the date hereof). The Initial Option shall be evidenced by an award agreement in the form generally used by the Company for option awards to senior executives, provided, however, that if there is any inconsistency between the terms and conditions set forth in any such form and the provisions of this Letter Agreement, the provisions of this Letter Agreement shall control.

(b) Stock Exercises and Stock Withholding. In accordance with the Stock Incentive Plan, the agreement evidencing the Initial Option will (i) permit payment of the exercise price in previously owned shares of common stock of the Company which you have owned for at least six months prior to delivery of such shares or which you have purchased on the open market and have good title free and clear of all encumbrances and (ii) provide in respect of tax withholding, that (A) the Company may withhold shares of common stock which would otherwise be delivered to you, having an aggregate fair market value determined as of the date of the obligation to withhold, in the amount necessary to satisfy the withholding obligation, and (B) you may satisfy such obligation by delivering previously owned shares meeting the requirements set forth in (i).

6. Initial Restricted Stock Unit Grants.

(a) Terms of Grant. As of the Effective Date, you will be granted 310,000 stock units in respect of common stock of the Company (the “Initial Restricted Stock Units”) pursuant to the Stock Incentive Plan. The Initial Restricted Stock Units shall be evidenced by an award agreement in the form generally used by the Company for grants of comparable awards to other senior executives, provided, however, that if there is any inconsistency between the terms and conditions set forth in any such form and the provisions of this Letter Agreement, the provisions of this Letter Agreement shall control. The Initial Restricted Stock Units shall vest as follows:

Number of Units	Vesting Date

70,000	1st anniversary of Effective Date

70,000	2nd anniversary of Effective Date

70,000	3rd anniversary of Effective Date

50,000	4th anniversary of Effective Date

50,000	5th anniversary of Effective Date

(b) Dividend Equivalents and Stock Withholding. The Initial Restricted Stock Units shall be credited with amounts equal to the dividends and other distributions payable after the Effective Date (unless the record date for such dividends or other distributions precedes the Effective Date) on that number of shares of the Company’s common stock to which the Initial Restricted Stock Units relate. Such amounts will be deemed reinvested in the Company’s common stock and shall have the same vesting schedule as the Initial Restricted Stock Units to which they relate. The agreement evidencing the award of Initial Restricted Stock Units will provide that the Company may withhold shares of common stock which would otherwise be delivered to you in settlement of the Initial Restricted Stock Units having an aggregate fair market value determined as of the date of the obligation to withhold, in the amount necessary to satisfy the withholding obligation. Any portion of the Initial Restricted Stock Units that is not fully vested will become fully vested upon the occurrence of a Change of Control (as defined in the Stock Incentive Plan in effect as of the date hereof).

7. Initial Performance Units. As of the Effective Date, the Company will grant you stock units in respect of 300,000 shares of common stock (the “Initial Performance Units”) pursuant to the Stock Incentive Plan. The Initial Performance Units shall be evidenced by an award agreement substantially in the form generally used by the Company for comparable awards to other senior executives, provided, however, that if there is any inconsistency between the terms and conditions set forth in any such form and the provisions of this Letter Agreement, the provisions of this Letter Agreement shall control. The number of shares of the Company’s common stock payable in respect of one-half of the Initial Performance Units will be determined based on the performance of the Company against the “Cost Savings Matrix,” and one-half will be determined based on the performance of the Company against the “Normalized Earnings Per Share Matrix”, each as shown on Attachment A hereto. The agreement evidencing the award of Initial Performance Units will provide that the Company may withhold shares of common stock which would otherwise be delivered to you in settlement of the Initial Performance Units having an aggregate fair market value determined as of the date of the obligation to withhold, in the amount necessary to satisfy the withholding obligation.

8. Equity Grants. You will be eligible to receive additional annual awards of options, restricted stock units and performance units pursuant to the Stock Incentive Plan (or any successor plan) in accordance with the Company’s policy governing similar awards to other senior executives in effect from time to time.

9. Retirement Benefits.

(a) Retirement Benefit Accruals. If you retire after completing at least five full years of continuous service for the Company following the Effective Date, you shall be eligible to receive a retirement benefit, payable annually for your lifetime and commencing at age 60 or at such later date as you terminate your employment with the Company (the “Retirement Benefit”). The Retirement Benefit payable after completion of such five years of service shall equal 25% of your Average Annual Cash Compensation (defined below), and shall increase by 2.0% of such Average Annual Cash Compensation for each additional year of service (with proportion for partial years of service) thereafter, but shall be reduced, as described below, by any benefit (the “Retirement Plan Benefit”) payable to you under the R.R. Donnelley & Sons Company Retirement Benefit Plan and the R.R. Donnelley & Sons Company Unfunded Supplemental Benefit Plan (collectively, the “Retirement Plans”). “Average Annual Cash Compensation” shall be equal to the average of the sums of your Base Salary plus Annual Bonus paid in the two calendar years out of the last five full calendar years ended prior to the date of your termination of employment in which the sums of such items of compensation is the highest; provided, however, that amounts that would have been paid in a calendar year but for your election to defer receipt of such amounts shall be included in the amount of your Base Salary and/or Annual Bonus paid in such calendar year for purposes of this calculation. The Retirement Benefit shall be payable in such optional forms (e.g., a 50% joint and survivor annuity) and subject to the same actuarial equivalent calculations and reductions for early commencement (i.e., prior to age 62.5) as apply in respect of the Retirement Plans and if your Retirement Plan Benefit is paid (or to be paid) at a time or in a form different than your Retirement Benefit, the amount of the reduction thereto for your Retirement Plan Benefit shall be the actuarial equivalent thereof determined as if your Retirement Plan Benefit were paid at the same time and in the same form as your Retirement Benefit

(b) Accelerated Vesting for Certain Terminations. Notwithstanding the foregoing provisions of Section 9(a), you shall also be entitled to receive the Retirement Benefit, commencing at age 60 and subject to reduction for early commencement (i.e. prior to age 62.5), in an amount equal to 25% of the sum of your Base Salary and your Target Bonus in effect on the date of your termination, in the event that, prior to the fifth anniversary of the Effective Date, your employment is terminated without Cause or for Good Reason (as described below).

(c) Additional Medical Benefits Coverage. If you become vested in the Retirement Benefit pursuant to either Section 9(a) or 9(b), you shall be entitled to receive medical benefits on the same terms and conditions as would otherwise have applied had you continued to be employed as the Chief Executive Officer until the earlier of the time at which (x) you turn 65 or (y) you become eligible for medical benefits under the terms and conditions of another employer’s medical benefits plan.

10. Employee Benefits. You will be provided the same welfare and fringe benefits and perquisites that were made available during 2003 to your predecessor as the Company’s Chief Executive Officer, and will waive any waiting periods or similar requirements for all medical, dental and other health plans for which you are eligible. Provided you are insurable at standard rates, the Company will also pay the premium on a term (or, at the sole option of the Company, whole) life insurance policy in a face amount equal to $10 million, payable to the beneficiary or beneficiaries you may designate from time to time.

11. Vacation. You will be entitled to four (4) weeks paid vacation per calendar year in accordance with the Company’s vacation policy as in effect from time to time.

12. Expense Reimbursement. The Company will reimburse you for all proper expenses incurred by you in the performance of your duties hereunder in accordance with the Company’s policies and procedures.

13. Temporary Living Expenses; Moving Expenses. The Company will provide you with an apartment in Chicago as temporary living quarters for up to one year following the Effective Date, and will reimburse you for the costs and expenses reasonably incurred by you in traveling between the Company’s offices in Chicago and New York City for up to one year following the Effective Date. You agree that, on or before the first anniversary of the Effective Date, you shall rent or purchase an apartment or home in the greater Chicago area. The Company will provide you with the same relocation benefits generally made available to its senior executives (including the Company’s former Chief Executive Officer).

14. Legal and Other Fees. The Company will reimburse you for reasonable legal and other professional fees and out-of-pocket expenses incurred by you in connection with the preparation and negotiation of this Letter Agreement.

15. Termination of Employment.

(a) Resignation for Good Reason or Termination Without Cause. If you terminate your employment for Good Reason (as defined below) or you are terminated by the Company without Cause (as defined below), you will receive, immediately upon the effectiveness of any such termination, a lump sum cash payment equal to the sum of (i) any earned but unpaid Base Salary or other amounts (including reimbursable expenses and any vested amounts or benefits owing under or in accordance with the Company’s otherwise applicable employee benefit plans or programs) accrued or owing through the date of termination (“Accrued Obligations”), (ii) an amount equal to your pro-rated Target Bonus for the year of such termination, calculated by multiplying your Target Bonus by a fraction, the numerator of which is the number of days in the year elapsed prior to such termination and the denominator of which is 365 (“Pro-rated Bonus”) and (iii) two times the sum of your (A) then Base Salary and (B) the greater of your target Annual Bonus and Annual Bonus for the immediately preceding year, provided that you shall have executed a release that is mutually acceptable to you and the Company, it being understood that the Company and you shall negotiate in good faith as to the form of such release. In addition to the foregoing lump sum payment, the Company will continue your participation in the welfare benefits plans of the Company, but only until the earlier of two years following the date of such termination of employment and the date on which you become covered by a similar plan maintained by any subsequent employer (or provide you with cash in an amount that allows you to purchase equivalent coverage for the same period). You shall also receive the Retirement Benefit in accordance with Section 9(b) hereof, and shall be deemed to have satisfied any age and service requirement otherwise applicable in respect of your rights under any employee benefit plan, program or arrangement (except where waiver of such age and/or service conditions would conflict with any requirement of applicable law). In addition, upon such termination, (i) any portion of the Initial Option and options subsequently granted that are not then exercisable shall become exercisable as of the date of your termination, (ii) all Initial Restricted Stock Units shall vest, (iii) the measurement date for purposes of calculating the payout under those Initial Performance Units that are linked to Cost Savings shall be the date of your termination and (iv) the Initial Performance Units that are linked to normalized EPS objectives shall vest and be payable, if at all, on the same terms and conditions that would have applied had your employment not terminated. The Initial Option and all subsequent options shall remain exercisable for a period of three years (or, if less, for the remainder of their original terms) following any such termination.

(b) Termination Following a Change of Control. Upon a termination of your employment without Cause or for Good Reason within two years following a Change of Control (as defined in the Stock Incentive Plan in effect as of the date hereof) occurring after the Effective Date, you shall receive all the benefits described in the first three sentences of Section 15(a), except that the severance benefit payable to you shall be based on “three times” not “two times” the sum of your Base Salary and the applicable bonus described above, and the continuation of your Medical Benefits and other welfare benefits shall be for three years (not two years) following your termination. You shall also receive the additional benefits payable pursuant to Section 17. All outstanding options and restricted stock units (including the Initial Option and the Initial Restricted Stock Units) shall vest in full upon such Change of Control. All Performance Units (including, without limitation, the Initial Performance Units) shall vest and become payable with respect to that number of shares of the Company’s common stock that would vest at target performance (100% achievement) or, if greater, based on actual performance through the date of the Change of Control. The Initial Option and all subsequent options shall remain exercisable for a period of five years (or, if less, for the remainder of their original terms) following any such termination.

(c) Termination Other than for Good Reason or for Cause. If you terminate your employment other than for Good Reason or if your employment is terminated by the Company for Cause, you will receive no further payments, compensation or benefits under this Letter Agreement, except that you will be eligible to receive, immediately upon the effectiveness of such termination, Accrued Obligations and such compensation or benefits that have been earned and will become payable without regard to future services. In addition, if your employment is terminated by you other than for Good Reason or Retirement, (i) any vested options then outstanding shall remain exercisable for not less than 30 days after such termination (or, if less, for the remainder of their original terms), although no further options shall vest during such additional period, (ii) any unvested Initial Restricted Stock Units shall be forfeited and (iii) any unvested Initial Performance Units shall be forfeited.

(d) Disability or Death. If your employment terminates by reason of death or Disability, you or your beneficiaries will receive all Accrued Obligations and your Prorated Bonus. In addition, all outstanding options (including the Initial Option) and all outstanding restricted stock units (including the Initial Restricted Stock Units) shall immediately vest in full, and all vested options shall remain exercisable for two years (or, if less, for the remainder of their original terms). Fifty percent of the unvested portion of the Initial Performance Units shall become vested and payable in full assuming the attainment of target performance (100% achievement) or, if greater, based on actual performance. In addition, upon a termination due to Disability, you will receive (i) an amount equal to 60% of your Base Salary, at the annual rate in effect at the termination your employment, for a period ending with the end of the month in which you become 65, less the amount of any disability benefits provided to you by the Company (other than benefits attributable to your own contributions) under any disability plan; (ii) any Retirement Benefit payable pursuant to the terms of this Agreement, offset by any payment in respect of the same period made pursuant to (i), and (iii) continued accrual of credited service for the purpose of the Retirement Benefit during the period of your Disability or, if sooner, until the earlier of your election to commence receiving your Retirement Benefit. Additionally, you (or, following your death either while employed or when you are eligible for the special medical benefits provided in Section 9(b), your spouse and eligible dependents) shall be entitled to receive medical benefits that would have been made available to you (or such spouse and dependants) had you continued to be employed as the Chief Executive Officer (on the same terms and conditions as would otherwise have applied) until the earlier of the time at which (x) in your case, you turn 65 or become eligible for medical benefits under substantially the same terms and conditions under another employer’s medical benefits plan; (y) in the case of your spouse, until she turns 65 or becomes eligible for medical benefits under the substantially the same terms and conditions under another employer’s medical benefits plan; and (z) in the case of any other eligible dependent, until he or she would have ceased to be eligible for medical benefits under the Company medical plan or becomes eligible for medical benefits under substantially the same terms and conditions under another employer’s medical benefits plan. You shall also be deemed to have satisfied any age and service requirement otherwise applicable in respect of your rights under any employee benefit plan, program or arrangement (except where waiver of such age and/or service conditions would conflict with any requirement of applicable law).

(e) Retirement. In the event of your retirement after attaining the age of 60 and completing at least five years of continued service for the Company following the Effective Date (a “Retirement”), you shall receive the Accrued Obligations and the Pro-rated Bonus. In addition, upon such termination, (i) a pro-rated portion of the Initial Option and any options subsequently granted that are not then exercisable shall become exercisable as of the date of your termination, and (ii) a pro-rated portion of any service requirement with respect to any unvested Initial Restricted Stock Units and Initial Performance Units shall be waived, and such portion of such units shall vest and be payable, if at all, on the same terms and conditions that would have applied had your employment not have terminated. The pro-rated portion of any award shall be determined by dividing the period of your actual employment from and after the grant date of such award by the total period of service that would be required to have vested in full in such award in the ordinary course. The Initial Option and all subsequent options so vested shall remain exercisable for a period of five years following any such termination. You shall also receive the Retirement Benefit described in Section 9(a) or (b) above, to the extent that you have become vested in such benefit under the terms of either such Section. You shall also be deemed to have satisfied any age and service requirement otherwise applicable in respect of your rights under any employee benefit plan, program or arrangement (except where waiver of such age and/or service conditions would conflict with any requirement of applicable law).

(f) Definition of Cause. For purposes of this Letter Agreement, “Cause” means (i) your willful and continued failure to substantially perform your duties hereunder (other than such failure resulting from your incapacity due to physical or mental illness or any such failure subsequent to your being delivered a notice of termination without Cause by the Company or delivering a notice of termination for Good Reason to the Company); (ii) your willful engagement in illegal conduct or breach of fiduciary duty which, in each case, is intended to enrich yourself and is materially injurious (monetarily or otherwise) to the Company, its subsidiaries or affiliates, (iii) your conviction of, or plea nolo contendere to, a felony or other crime involving fraud, dishonesty, or moral turpitude; or (iv) your refusal or failure to attempt in good faith to follow the written direction of the Board (provided that such written direction is consistent with your duties and station, and is not inconsistent with clause (i) of Section 15(g)) promptly upon receipt of such written notice. For purposes of this Section, no act or failure to act will be considered “willful” unless it is done, or omitted to be done, in bad faith and without reasonable belief that the action was in the best interest of the Company. Any act, or failure to act, based upon authority given to you pursuant to a resolution duly adopted by the Board or, based upon the advice of counsel for the Company, shall be conclusively presumed to be done or omitted to be done, by you in good faith and in the best interests of the Company. Cause shall not exist unless and until the Company has delivered to you a copy of a resolution duly adopted by at least three-quarters (3/4) of the entire Board at a meeting of the Board called and held for such purpose (after reasonable notice to you and an opportunity for you and your counsel to be heard before the Board), finding that in the good faith opinion of the Board an event set forth in clause (i) through (iv) has occurred and specifying the particulars thereof in detail, provided that the Company may suspend you without pay (without it being Good Reason) pending such meeting. The Company must notify you of any event constituting Cause within ninety (90) days following the Company’s knowledge of its existence or such event shall not constitute Cause under this Agreement.

(g) Definition of Good Reason. For purposes of this Letter Agreement, “Good Reason” means (i) a material diminution of your duties or responsibilities, including, without limitation, any actions or failure to act by the Company or the Board that has the effect, whether individually or in the aggregate, of materially impeding Executive’s ability to perform properly the duties and responsibilities of the Chief Executive Officer of the Company or to develop or implement plans to enhance the profitability of the Company consistent with a strategic plan approved by the Board (which strategic plan, during the period commencing on the Effective Date and ending on the third anniversary of the Effective Date, shall be generally consistent with the metrics set forth on Attachment A) among other ways, by disciplined capital expenditures, cost reductions, and the facilitation of cross selling; (ii) a reduction in your base salary or annual or long-term incentive compensation opportunity (it being understood that a reduction in the dollar amount of your annual bonus from year to year solely as the result of achievement or failure to achieve the target performance objectives shall not constitute a reduction in your annual bonus opportunity); (iii) failure to elect or reelect you as a member of the Board; (iv) requiring your principal place of business to be located other than in the metropolitan Chicago area or New York City; (v) a material breach by the Company of any other provision of the Agreement; or (vi) failure of the Company to extend the Term pursuant to Section 1, unless such failure occurs after the fifth anniversary of the Effective Date. Any termination by Executive for Good Reason shall be effected by a written notice of termination, and the Company shall have a reasonable time (not to exceed 15 days) in which to cure the act or omission giving rise to Good Reason, if susceptible of being cured. If not cured within such time, Executive may terminate his employment for Good Reason.

(h) Definition of Disability. For purposes of this Letter Agreement, “Disability” will mean “total and permanent disability”, as defined in the Company’s long-term disability plan for senior executives (or such other Company-provided long-term disability benefit plan sponsored by the Company in which you participate at the time the determination of Disability is made).

16. Indemnification. The Company shall indemnify and make permitted advances to you on a current basis, to the fullest extent permitted by law, if you are made or threatened to be made a party to a proceeding by reason of your being or having been an officer, director or employee of the Company or any of its predecessors, subsidiaries or affiliates or your having served on any other enterprise as a director, officer or employee at the request of the Company. In addition, the Company shall use its best efforts to maintain insurance, at its expense, to protect you against any such expense, liability or loss to which you would be entitled to indemnification or reimbursement under the foregoing sentence.

17. Tax Indemnity.

(a) If the Company or the Company’s independent accountants determine that any payments and benefits called for under this Letter Agreement together with any other payments and benefits made available to you by the Company or an affiliate of the Company will result in you being subject to an excise tax under Section 4999 of the Internal Revenue Code (the “Code”) or any successor provision of the Code or similar tax imposed by any other jurisdiction, or if such an excise tax is assessed against you as a result of any such payments and other benefits, the Company shall make a Gross Up Payment (as defined below) to or on behalf of you as and when any such determination or assessment is made, provided you take such action (other than waiving your right to any payments or benefits) as the Company reasonably requests under the circumstances to mitigate or challenge such tax or assessment thereof. Any determinations under this Section 17 shall be made in accordance with the provisions of Section 280G of the Code and any applicable related regulations and any related Internal Revenue Service rulings and any related case law or other applicable law. The term “Gross UP Payment” for purposes of this Section 17 shall mean a payment to or on behalf of you which shall be sufficient to pay (a) in full any excise tax described in this Section 17 (including any excise tax payable in respect of the Gross-Up Payment), (b) any interest or penalties assessed by the Internal Revenue Service on you which are related to the payment of such excise tax and (c) any federal, state and local income tax and social security and other employment tax on the Gross-Up Payment and on any payments made to avoid assessment of, or mitigate or challenge, the payment of such tax. Finally, you and the Company acknowledge and agree that a Gross Up Payment is intended to put you in the same after-tax position which you would have been in if there was no excise tax under Section 4999 of the Code or any successor provision of the Code or similar tax imposed by any other jurisdiction on any of your payments or benefits described in this Section 17. Therefore you agree to return to the Company the excess of any Gross Up Payment made to you over the payment which would have been sufficient to put you in the same after-tax position which you would have been in if there was no excise tax under Section 4999 of the Code on any of your payments or benefits described in this Section 17 or plus interest thereon at the applicable federal rate, as determined pursuant to Section 1274(d) of the Code, compounded annually, and the Company agrees that the fact that you make any such return on one date shall not alter the Company’s obligation to make one, or more than one, additional Gross Up Payment at any later date if and to the extent necessary to put you in the same after tax position which you would have been in if there was no excise tax under Section 4999 of the Code, or any successor provision of the Code or similar tax imposed by any other jurisdiction, on any of your payments and benefits.

(b) Continued Effect. This Section 17 shall continue in effect until you agree that all of the Company’s obligations to you under this Section 17 have been satisfied in full or a court of competent jurisdiction makes a final determination that the Company has no further obligations to you under this Section 17, whichever comes first

18. Covenants. In exchange for the remuneration outlined above, in addition to providing service to the Company as set forth in this Letter Agreement, you agree to the following covenants:

(a) Confidentiality. For a period of five years following any termination of your employment, you will keep confidential any trade secrets and confidential or proprietary information of the Company which are now known to you or which hereafter may become known to you as a result of your employment or association with the Company and will not at any time directly or indirectly disclose any such information to any person, firm or corporation, or use the same in any way other than in connection with the business of the Company during, and at all times after, the termination of your employment, provided, however, that nothing in this Section 18(a) shall be construed to extend the length of the non-competition period described in Section 18(b). For purposes of this Letter Agreement, “trade secrets and confidential or proprietary information” means information unique to the Company which has a significant business purpose and is not known or generally available from sources outside the Company or typical of industry practice, but shall not include any of the foregoing (i) that becomes a matter of public record or is published in a newspaper, magazine or other periodical available to the general public, other than as a result of any act or omission of you or (ii) that is required to be disclosed by any law, regulation of order of any court or regulatory commission, department or agency, provided that you give prompt notice of such requirement to the Company to enable the Company to seek an appropriate protective order or confidential treatment

(b) Non-Competition. You further covenant that during the term of your employment and for two years following termination of your employment by the Company for any reason, you will not, for yourself or on behalf of any other person, partnership, company or corporation, directly or indirectly, acquire any financial or beneficial interest in (except as provided in the next sentence), be employed by, or own, manage, operate or control any entity which is primarily engaged in a business that (i) is being conducted by the Company or any subsidiary at the time in question and (ii) was being conducted at the date of the termination of your employment, provided that, you shall not be precluded from engaging in any business that contributes less than 5% of the Company’s revenues on a consolidated basis for the fiscal year in question. Notwithstanding anything to the contrary in this Section 18(b), an activity shall not be deemed to violate the restrictions contained herein (A) solely as a result of your being employed by or otherwise associated with a business of which a unit is in competition with the Company or any subsidiary but as to which unit he does not have direct or indirect responsibilities for the products or product lines involved or (B) if the activity contributes less than 5% of the revenues for the fiscal year in question of the business by which you are employed or with which you are otherwise associated.

(c) Public Securities. Notwithstanding anything else in this Section 18, you will not be prohibited from owning less than five percent (5%) of any publicly traded corporation, whether or not such corporation is in competition with the Company.

(d) Non-Solicitation. You further covenant that during the term of your employment and for two years following any termination thereof, you will not solicit, or directly or indirectly, hire, or cause to be hired by any organization, any employee of the Company (other than your personal assistant and Michael Kraus) to leave its employ to enter into employment with any other organization.

19. Representation. By signing this Letter Agreement where indicated below, you represent that, except as previously disclosed to the Company, you are not subject to any employment agreement or non-competition agreement that could subject the Company to any future liability or obligation to any third party as a result of the execution of this Letter Agreement and your appointment to the positions with the Company described above.

20. Termination of Existing Agreement. The Company acknowledges that all of the options currently held by you to purchase MWI Common Shares (“Outstanding MWI Options”) will vest and be exercisable on the Effective Date. You agree that, as of the Effective Date, you shall be entitled to no further payments, acceleration of awards (other than accelerated vesting of Outstanding MWI Options) or other benefits arising under the existing Employment Agreement, dated as of December 9, 2002 (the “Existing Employment Agreement”) between you and MWI (formerly known as Moore Corporation), including, without limitation, any payments, acceleration of awards or other benefits relating to the termination of your employment with MWI or a Change-in-Control (as defined in the Existing Employment Agreement) of MWI, except you shall continue to be entitled to receive Gross-Up Payments, if any, as described in Annex B of the Existing Employment Agreement (without duplication of any Gross-Up Payments pursuant to Section 17 of this Letter Agreement). You further agree you will not, as a result of the transactions contemplated by the Combination Agreement, be entitled to any additional payments, acceleration of awards (other than accelerated vesting of Outstanding MWI Options) or other benefits under any other agreement between you and MWI or any benefit plan maintained by MWI, provided that you shall retain me right to receive any benefits or amounts that have accrued through the Effective Date. You agree to take all steps reasonably necessary to reflect the agreements in this Section 20. For avoidance of doubt, nothing in this Letter Agreement shall be interpreted to cause the Executive to be treated differently from other current directors of MWI for purposes of the payout of deferred stock units held by the Executive pursuant to the Moore Wallace Incorporated Share Plan for Non-Executive Directors,

21. Stockholder Approval. Notwithstanding any provision herein to the contrary, no awards or grants shall be paid or made pursuant to Section 7 or, to the extent necessary, Section 5 unless prior to the making of such awards or grants, the Company’s stockholders have approved a plan or plans pursuant to which such awards or grants are made, if and to the extent necessary in order that the compensation payable pursuant thereto is not subject to the limitation on deductions imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended (or any successor or similar law), If, prior to the Effective Date, the stockholders do not approve the plan or plans as contemplated by this Section 21, (i) the Company shall negotiate with you in good faith with the intent of developing a replacement compensation program intended to provide to you the value and incentive opportunities described in the sections referenced in the previous sentence and (ii) until you and the Company shall have agreed on such a replacement compensation program, you shall not, within the meaning of Section 4.1(i) of the Combination Agreement, be considered “available to begin service as Chief Executive Officer” of the Company. If the replacement program referenced in the preceding sentence is not agreed to within 14 days after the stockholder vote giving rise to the obligation to negotiate such a program, this Letter Agreement shall terminate and be of no further force and effect.

22. Miscellaneous Provisions.

(a) Amendment. This Letter Agreement may not be amended or terminated without the prior written consent of you and the Company.

(b) Counterparts. This Letter Agreement may be executed in any number of counterparts which together will constitute but one agreement.

(c) Successors and Assigns. This Letter Agreement will be binding on and, inure to the benefit of our respective successors and, in your case, your heirs and other legal representatives. The rights and obligations described in this Letter Agreement may not be assigned by either party without the prior written consent of the other party.

(d) Mediation and Arbitration. Both parties will attempt to settle all disputes arising under or related to this Letter Agreement through mediation in accordance with the Company’s policies now in force. If any disputes remain unresolved thereafter, such disputes will be settled by arbitration under the Commercial Arbitration Rules of the American Arbitration Association then in effect, such arbitration to be held in Chicago, Illinois (or such other location as shall be mutually agreed upon by the parties) as the sole and exclusive remedy of either party. Any judgment on the award rendered by such arbitration may be entered in any court having jurisdiction over such matters. All costs and expenses of such arbitration, including your reasonable costs and expenses if you prevail at least in part, shall be borne by the Company.

(e) Notices. All notices under this Letter Agreement will be in writing and will be deemed effective when delivered in person, or five (5) days after deposit thereof in the U.S. mails, postage prepaid, for delivery as registered or certified mail, addressed to the respective party at the address set forth below or to such other address as may hereafter be designated by like notice. Unless otherwise notified as set forth above, notice will be sent to each party as follows:

You, to:

Your address maintained in the Company’s records

With a copy to;

Joseph B. Frumkin, Esq.

Audra D. Cohen, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Facsimile: (212) 558-3588

The Company, to:

R.R. Donnelley & Sons Company

77 W.Wacker Drive

Chicago, IL 60601-1696

Attention: General Counsel

Facsimile: (312)326-7620

In lieu of personal notice or notice by deposit in the U.S. mail, a party may give notice by confirmed telegram or fax, which will be effective upon receipt.

(f) Governing Law. This Letter Agreement will be governed by and construed and enforced in accordance with the laws of the State of Illinois, without reference to rules relating to conflict of laws.

(g) Entire Agreement. This Letter Agreement supersedes any inconsistent provisions of any plan or arrangement that would otherwise be applicable to you to the extent such provisions would limit any rights granted to you hereunder or expand any restrictions imposed on you hereby.

This Letter Agreement is intended to be a binding obligation upon both the Company and you. If this Letter Agreement correctly reflects your understanding, please sign and return one copy to me for the Company’s records.

R.R. DONNELLEY & SONS COMPANY

By:	/s/ MONICA M. FOHRMAN

Name:	Monica M. Fohrman
Title:	Senior Vice President, General Counsel and Secretary

The above Letter Agreement correctly reflects our understanding, and I hereby confirm my agreement to the same.

/s/ MARK A. ANGELSON

Mark A. Angelson

Attachment A

INITIAL PERFORMANCE UNITS

COST SAVINGS MATRIX

Performance against this matrix shall be measured on the third anniversary of the Effective Date. Initial Performance Units related to this performance objective will be vested and payable based on achievement of the Cost Savings targets set forth below, interpolating the multiple for Cost Savings between $100 million and $300 million.

Annualized Run Rate of Cost Savings	Multiple of Initial Performance Units Payable

Not less than $100 million	100%

$200 million	200%

$300 million or more	300%

“Cost Savings” shall be calculated by measuring the actual incremental savings effected through actions implemented by the Company between January 1, 2004 and the third anniversary of the Effective Date, with respect to categories such as, but not limited to, net headcount reductions, purchasing synergies, rationalization of facilities and rationalization of information technology systems, as are reasonably expected to recur, on an annual basis, for the foreseeable future. In determining Cost Savings, the Committee may, after consultation with the Executive, make equitable adjustments to reflect extraordinary events as it shall reasonably deem necessary and appropriate to avoid any increase or diminution in the opportunity conveyed by the portion of the Initial performance Units subject to the Cost Savings Matrix.

NORMALIZED EARNINGS PER SHARE MATRIX:

Performance against this matrix shall be measured over the fifth through twelfth full calendar quarters after the Effective Date. Initial Performance Units related to this performance objective will be vested and payable at the end of such performance period, to the extent the applicable average annual normalized EPS objectives are achieved, interpolating the multiple for EPS between $1.89 and $2.09. Normalized earnings shall be determined by excluding from the calculation of earnings (i) contingent liabilities for which prior management did not reserve, including, without limitation, pending litigations, (ii) decreased earnings resulting from changes in accounting principles, including, without limitation, the requirement that stock options and other equity awards should be expensed (or, where applicable, should be expensed differently than under prior practices at the Company), and (iii) unusual items not expected to occur in the ordinary course of business or unrelated to the ongoing operation of the business, including, without limitation, acquisition related charges, restructuring and restructuring related charges that are not currently determinable, or gains or losses from asset sales.

Average Annual Normalized EPS	Percentage of Initial Performance Units Payable

At least $1.89	100%

$1.99	200%

$2.09 or more	300%

Normalized Earnings Per Share shall be adjusted by the Committee, as it shall deem reasonably necessary and appropriate, to avoid any increase or diminution in the opportunity conveyed by the portion of the Initial Performance Units subject to the Normalized Earnings Per Share Matrix that could result from any acquisition or disposition of any business or division (whether by merger, stock purchase or sale, sale or purchase of assets, or otherwise) made by the Company.